TERMINATION AGREEMENT AND ACKNOWLEDGEMENT

THIS TERMINATION AGREEMENT AND ACKNOWLEDGEMENT (this "Agreement"), dated as of February 14, 2026 (the "Effective Date") and is:

BETWEEN:

MAKO MINING CORP. ("Mako")

AND:

MAKO US CORP. ("Mako US")

AND:

SAILFISH ROYALTY CORP. ("Sailfish")

(collectively the "Parties" and each a "Party")

WHEREAS

A. on November 26, 2025, the Parties agreed to enter into a royalty agreement pursuant to which, among other things, Mako US agreed to grant to Sailfish a 2% net smelter returns royalty in respect of the Mt. Hamilton Project located in Nevada, USA (the "Royalty Agreement"); and

B. the Parties wish to acknowledge and further clarify that the Royalty Agreement was never in force or effect and the Royalty Agreement is hereby terminated on the terms and conditions set out below.

NOW, THEREFORE, in consideration of the mutual covenants set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. TERMINATION AND ACKNOWLEDGEMENT

As of the Effective Date, Sailfish agrees that the Royalty Agreement is hereby terminated and acknowledges the receipt of an aggregate of [REDACTED - COMMERCIALLY SENSITIVE INFORMATION] from Mako US as consideration therefore. The Parties hereby acknowledge that the Royalty Agreement was never in force or effect and no further act or formality shall be required in connection with the foregoing.

2. REPRESENTATIONS AND WARRANTIES

Each Party hereby represents and warrants to the other Parties that such Party has the right, power, legal capacity, and authority to enter into and to perform its obligations under this Agreement. This Agreement constitutes a valid, legal, and binding obligation of such Party in accordance with its terms, and any approvals or consents of any other persons or entities necessary in connection with this Agreement have been obtained. The execution, delivery, performance and consummation of this Agreement do not and will not violate, conflict with or constitute a default under (i) any term or provision of any governing document of such Party, (ii) any agreement to which such Party is a party, or (iii) to such Party's knowledge, any law applicable to such Party.

3. ENUREMENT; GOVERNING LAW

This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns. This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

4. INDEPENDENT LEGAL ADVICE

Each Party acknowledges and represents that it has been provided with and availed itself to the extent deemed necessary of an opportunity to consult with legal and other professional counsel with respect to this Agreement and each such Party has reviewed this Agreement in its entirety and fully understands all the provisions of this Agreement.

5. COUNTERPARTS

This Agreement may be executed in counterparts and by electronic means, each of which when so executed shall be deemed to be an original and the counterparts together shall constitute one and the same instrument and, notwithstanding the date of their execution, shall be deemed to be effective as of the Effective Date.

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IN WITNESS WHEREOF, the Parties have executed this Agreement effective as of the Effective Date.

MAKO MINING CORP.

Per:	(signed) "Ezequiel Sirotinsky"
Name: Ezequiel Sirotinsky Title: Chief Financial Officer and Corporate Secretary

MAKO US CORP.

Per:	(signed) "Ezequiel Sirotinsky"
Name: Ezequiel Sirotinsky Title: Chief Financial Officer

SAILFISH ROYALTY CORP.

Per:	(signed) "Walter Reich"
Name: Walter Reich Title: Director